United States
Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

OMB Number 3235-0145
Bonds.com Group, Inc.
(Name of Issuer)
Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)
098003106
(CUSIP Number)
Jason Liu, Esq.
Fowler White Boggs P.A.
501 E. Kennedy Boulevard, Suite 1700
Tampa,  Florida  33602
(813)222-1163
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 05, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 098003106

  Names of Reporting Persons.
  I.R.S. Identification Nos. of above persons (entities only).

  Wiand Burton W.

  Check the Appropriate Box if a Member of a Group (See Instructions)

    √
  SEC Use Only
  Source of Funds (See Instructions)

  OO

  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
  Citizenship or Place of Organization

  United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:

  Sole Voting Power

  9,676,366 shares of common stock, $.0001 par value

  Shared Voting Power

  Sole Dispositive Power

  9,676,366 shares of common stock, $.0001 par value

  Shared Dispositive Power

  Aggregate Amount Beneficially Owned by Each Reporting Person

  9,676,366 shares of common stock, $.0001 par value

  Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions)
  Percent of Class Represented by Amount in Row 11

  14.62% of common stock, $.0001 par value

  Type of Reporting Person (See Instructions)

  IN

Item 1. Security and Issuer

The class of equity security to which this Schedule relates is the Common Stock of the Issuer. The principal executive office of the Issuer is located at: 1515 Federal Highway, Suite 212, Boca Raton, Florida 33432.

Item 2. Identity and Background

  Name

  The Reporting Person filing this Schedule is Mr. Burton W. Wiand. On January 21, 2009, the United States District Court in the Middle District of Florida, Tampa Division (the "District Court"), in the action styled Securities Exchange Commission v. Arthur Nadel, et al. (Case No: 8:09-cv-87-T-26TBM) appointed Mr. Wiand as Receiver of Valhalla, among other Receivership Entities, as expanded (collectively, the “Receivership Entities”).

  Residence or Business Address

  Fowler White Boggs P.A.
  501 E. Kennedy Blvd., Suite 1700
  Tampa, Florida 33602

  Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

  The Reporting Person is an attorney with the law firm Fowler White Boggs P.A., 501 E. Kennedy Boulevard, Suite 1700, Tampa, FL 33602.

  Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

  The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

  The Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

  Citizenship

  United States of America

Item 3. Source and Amount of Funds or Other Consideration

On January 21, 2009, the District Court in the above-referenced Case appointed the Reporting Person as Receiver of Valhalla and other Receivership Entities (subsequently expanded) to primarily administer and hold the assets of the Receivership Entities. The Receivership Entities, including Valhalla, were allegedly created and/or utilized by Arthur Nadel to defraud and misappropriate investor funds in a multi-million dollar Ponzi scheme. On January 21, 2009, Valhalla owned, and the Receiver therefore acquired, 1,591,395 shares of the Issuer's Common Stock.

On August 5, 2009, pursuant to an Order entered by Judge Richard A. Lazzara of the District Court granting the Receiver’s Motion For Recovery of Assets Acquired With Investor Funds, the Reporting Person acquired beneficial ownership for the purposes of Section 13(d) of the Securities Exchange Act of 1934 of all of the securities of the Issuer held by The Christopher D. Moody Revocable Trust (3,116,179 shares).

Item 4. Purpose of Transaction

The Reporting Person has no current plans and knows of no proposals with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to the following:

  The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

  None or not applicable;

  An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

  None or not applicable;

  A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

  None or not applicable;

  Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  None or not applicable;

  Any material change in the present capitalization or dividend policy of the issuer;

  None or not applicable;

  Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

  None or not applicable;

  Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

  None or not applicable;

  Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

  None or not applicable;

  A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

  None or not applicable; or

  Any action similar to any of those enumerated above.

  None or not applicable.

Item 5. Interest in Secuirities of the Issuer

  State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  The aggregate number of shares of Common Stock to which this Schedule relates is 9,676,366 shares which represent 14.62% of 66,185,390, the total number of shares of Common Stock of the Issuer outstanding as of March 31, 2009, which includes shares of the Issuer's Common Stock that can be acquired through the exercise of certain Warrants. Specifically, the Reporting Person holds Warrants for fully paid and nonassessable shares of the Issuer’s Common Stock that are exercisable solely at the discretion of the Reporting Person on or before the Warrants’ respective expiration dates, and if fully exercised, will allow the Reporting Person to acquire an additional 4,968,800 shares of Common Stock of the Issuer.

  The aggregate number of shares of Common Stock of the Issuer to which this Schedule relates is based upon a review of original stock certificates in the custody of the Reporting Person, as well as documentation provided by the Issuer. The stock certificates (Numbers: 731-0, 746-8, and 839-1) were issued on August 1, 2008 (No: 731-0), August 1, 2008 (No: 746-8), and January 17, 2008 (No: 839-1) by Corporate Stock Transfer, Inc., the transfer agent for the Issuer.

  The Reporting Person completed this Schedule based on the existing information available to the best of his knowledge as of the date of this Schedule. The Reporting Person is still in the process of exploring whether or not any other nominees are holding additional shares of Common Stock with respect to which the Reporting Person may be deemed the beneficial owner.

  For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  The Reporting Person has the sole voting and dispositive power with regard to 9,676,366 shares of Common Stock of the Issuer described in this Schedule.

  Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

  Not applicable.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit

  If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  Not applicable.

  If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2009
Date
/s/ Burton W. Wiand
Signature
Burton W. Wiand
Receiver of Valhalla and other Receivership Entities
Name / Title

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)